UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

AMERICAN LAND LEASE, INC.

(Name of Subject Company)

AMERICAN LAND LEASE, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

Randall K. Rowe

Chairman of the Board of Directors and Chief Executive Officer

American Land Lease, Inc.

29399 U.S. Hwy 19 North, Suite 320

Clearwater, Florida 33761

(727) 726-8868

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal M. Brown, Esq.

Jason C. Harmon, Esq.

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601

(312) 368-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 23, 2008, as amended on January 23, 2009, February 6, 2009 and February 18, 2009 (the “Statement”), by American Land Lease, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated December 23, 2008, as amended on January 23, 2009, February 6, 2009 and February 18, 2009 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”), and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), at a purchase price of $14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, constitute the “Offer”). The Offer to Purchase and the related Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008, among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and majority-owned subsidiary of the Company.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

(l) Expiration of the Subsequent Offering Period.

The subsequent offering period expired at 5:00 p.m., New York City time, on February 20, 2009. According to the depositary for the Offer, approximately 81,559 Shares were tendered during the subsequent offering period. Combined with the Shares tendered during the initial offering period, a total of 7,428,685 Shares (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered) were tendered pursuant to the Offer, which represents an aggregate of approximately 92.4% of all outstanding Shares.

On February 23, 2009, Green Courte Partners, LLC issued a press release announcing the results of the subsequent offering period. A copy of the press release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(10)	Press Release of Green Courte Partners, LLC dated February 23, 2009 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on February 23, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMERICAN LAND LEASE, INC.

By:	/s/ Shannon E. Smith
Name:	Shannon E. Smith
Title:	Chief Financial Officer

Dated: February 23, 2009

4